Exhibit 99.1

Everbright Digital Holding Limited
Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

NOTICE OF EXTRAORDINARY
GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an extraordinary general meeting of shareholders (the “Meeting”) of Everbright Digital Holding Limited, a Cayman Islands exempted company (the “Company”), will be held on September 30, 2025, at 11:00 a.m., Hong Kong Time (September 29, 2025, at 11:00 p.m. Eastern Time), in person at Unit 1A, 10/F, C-Bons International Centre, 108 Wai Yip Street, Kwun Tong, Hong Kong. The purposes of the Meeting is for the shareholders of the Company (the “Shareholders”) to consider, and if thought fit, pass the following resolutions:

Proposal One

It is resolved as an ordinary resolution that:

(a)  conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the Meeting as the Board may determine (the “Effective Date”):

(i)          the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”), to be consolidated by consolidating each 50 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 5, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)         no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)        any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)  any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all other acts and things as such director or officer of the Company considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidation, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidation.

Proposal Two	It is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, to approve the adoption of an amended and restated memorandum and articles of association of the Company, in substitution for and to the exclusion of, the then effective memorandum and articles of association of the Company, to reflect the Share Consolidation,.

Proposal Three	It is resolved as an ordinary resolution, to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the proposals described above (the “Adjournment Proposal”).

Holders of record of our ordinary shares of par value of $0.00004 per share (the “Ordinary Shares”) at the close of business on [*], 2025 (the “Record Date”) are entitled to attend and vote at the Meeting. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof. The Board urges shareholders to vote “FOR” Proposal One, Proposal Two and Proposal Three.

A proxy statement describing the matters to be considered at the Meeting is attached to this Notice.

This notice, proxy statement, and form of proxy card are being distributed and made available on or about September 4, 2025.

Your vote is important. Whether or not you plan to attend the Meeting, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors, Sincerely,

/s/ Leung Chun Yip
Leung Chun Yip
Chief Executive Officer

Everbright Digital Holding Limited
Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

PROXY STATEMENT

The board of directors (the “Board”) of Everbright Digital Holding Limited, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for an extraordinary general meeting of shareholders of the Company (the “Meeting”). The Meeting will be held on September 30, 2025, at 11:00 a.m., Hong Kong Time (September 29, 2025, at 11:00 p.m. Eastern Time) at Unit 1A, 10/F, C-Bons International Centre, 108 Wai Yip Street, Kwun Tong, Hong Kong.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the U.S. Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will act upon the matters described in this proxy statement.

These matters include 1) the Share Consolidation, 2) adoption of Amended and Restated Memorandum and Articles of Association and 3) the Adjournment Proposal, if necessary.

What are the Board’s recommendations?

Our Board recommends that you vote:

●	FOR the Share Consolidation;

●	FOR the adoption of Amended and Restated Memorandum and Articles of Association;

●	FOR the Adjournment Proposal, if necessary.

Who is entitled to attend and vote at the Meeting?

Only shareholders of record at the close of business on September 4, 2025, which we refer to as the Record Date, are entitled to received notice of, and to attend and vote at, the Meeting. As of the Record Date, there were 26,660,000 ordinary shares of par value of $0.00004 per share (the “Ordinary Shares”) issued and outstanding. Holders of Ordinary Shares as of the Record Date are entitled to one (1) vote for each Ordinary Share held as of the Record Date on each of the proposals.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record.    If your shares are registered directly in your name with our transfer agent, Vstock Transfer, LLC, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner.    If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders will not be able to vote through the Live EGM Webcast on the Proposals to be tabled for approval at the GM. Shareholders who wish to exercise their votes must submit a Proxy Form to appoint the Chairman of the GM to cast votes on their behalf. If you are a shareholder of record, meaning that you hold your shares in certificate form, you have the following voting options:

To vote by Internet

1) Visit www.proxyvote.com or scan the QR code on your voting card.

To vote by Telephone

1) Call the telephone number on your voting card or email.

To vote by Mail

1) Check the appropriate boxes on the voting instruction form

2) Sign, date, and return your voting card in the enclosed envelope.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that the latest we will accept voting is on September 29, 2025, at 11:59 a.m., Hong Kong Time (September 28, 2025, at 11:59 p.m. Eastern Time)

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your voting instructions, your shares will be voted as follows:

●	FOR the Share Consolidation;

●	FOR the adoption of Second Amended and Restated Memorandum and Articles of Association;

●	FOR the Adjournment Proposal, if necessary.

What constitutes a quorum?

According to the Company’s currently effective memorandum and articles of association, the presence in person or by proxy of one or more holders of in aggregate at least one-third of the votes representing the paid up share capital of the Company entitled to vote on resolutions of members shall be a quorum for the transaction of business except as otherwise provided by law.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

What is required to approve each item?

●	Proposal One shall be passed by way of an ordinary resolution, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

●	Proposal Two shall be passed by way of a special resolution, being the affirmative vote of a majority of not less than two-thirds of votes cast by shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

●	Proposal Three shall be passed by way of an ordinary resolution, being the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

For the purpose of determining whether the shareholders have approved Proposal One, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Two, abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Three, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

How will Ordinary Shares represented by properly executed proxies be voted?

All Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

●	filing with us a written notice of revocation of your proxy,

●	submitting a properly signed proxy card by mail, email or fax bearing a later date,

●	voting over the Internet, or

●	voting in person at the Meeting.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, VStock Transfer, LLC at 212-828-8436.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

Everbright Digital Holding Limited

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householder mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

Everbright Digital Holding Limited

Unit 1A, 10/F,

C-Bons International Centre,

108 Wai Yip Street, Kwun Tong,

Hong Kong

PROPOSAL ONE

SHARE CONSOLIDATION

General:

We are proposing, it is resolved as an ordinary resolution, that conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date within one (1) calendar year after the conclusion of the Meeting as the Board may determine (the “Effective Date”):

(a)	the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”), to be consolidated by consolidating each 50 Shares of the Company, or such lesser whole share amount as the Board may determine in its sole discretion, such amount not to be less than 5, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b)	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and;

(c)	any change to the Company’s authorised share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all other acts and things as such director or officer of the Company considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidation, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidation.

Purpose of Share Consolidation

The Company’s Ordinary Shares are listed on The Nasdaq Capital Market (“Nasdaq”) under the trading symbol of “EDHL” For the Ordinary Shares to continue to be listed on Nasdaq, the Company must satisfy various listing standards established by Nasdaq. Specifically, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days. Upon such failure, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and will be provided an initial compliance period of 180 calendar days to regain compliance with the Bid Price Rule. If the Company does not regain compliance within the allotted compliance period, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Ordinary Shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

Furthermore, Nasdaq now imposes stricter conditions on companies that use a share consolidation to regain compliance with the $1.00 minimum bid price requirement. Under the amended Rule 5810(c)(3)(A), if a company effects a share consolidation but simultaneously triggers a deficiency in another listing standard, such as public float, shareholder count, or market value, it will not be considered compliant until both the new deficiency is cured and the $1.00 bid price is maintained for the required consecutive trading days. Importantly, Nasdaq will not grant a new 180-day compliance period for the secondary deficiency; all deficiencies must be resolved within the original timeline.

Nasdaq also adopted an automatic delisting trigger for companies with extremely low trading prices. Specifically, if a company’s Share trades at or below $0.10 for ten consecutive trading days during any active compliance period, Nasdaq will immediately issue a Staff Delisting Determination without granting the company any further time to cure. This low-price threshold serves as a hard floor — regardless of whether the company was actively working toward regaining compliance with the $1.00 minimum bid price. While companies may still request a hearing to stay the delisting, such events often result in a move to the over-the-counter (OTC) market, diminished investor confidence, and reduced liquidity.

As of August 25, 2025, the Company’s closing bid price has been below the $0.10 threshold for over 10 consecutive trading days, and Company expects to receive delisting notice from Nasdaq shortly and commence the appeal process promptly thereafter. Accordingly, certain preemptive measures should be considered to ensure sufficient time to implement a share consolidation in the event the Company receives a noncompliance notice or a Staff Delisting Determination.

The Board believes that the delisting of the Ordinary Shares from the Nasdaq Capital Market (“Nasdaq”) would likely result in decreased liquidity. Such decreased liquidity would result in the increase in the volatility of the trading price of the Ordinary Shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

To enhance the Company’s ability to retain the compliance with the bid price requirement and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate a share consolidation to increase the market price of the Ordinary Shares to meet the bid price requirement if needed. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect the Share Consolidation within the range to be determined by the Board in its sole discretion within one year after the shareholders’ approval (and if the Board did not determine a ratio within such one-year period, the Share Consolidation would not proceed and will be abandoned), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of Ordinary Shares of the Company to round up any fractions of Ordinary Shares at the participant level as a result of the Share Consolidation.

In evaluating whether or not to conduct the Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of share consolidation held by some investors, analysts and other Share market participants; the fact that the share prices of some companies and the Company that have effected of share consolidation have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from Nasdaq. The Board determined that continued listing on Nasdaq is in the best interest of the Company and its shareholders, and that the Share Consolidation is probably necessary to maintain the listing of the Ordinary Shares on Nasdaq.

In addition, there can be no assurance that, after the Share Consolidation, the Company would be able to maintain the listing of the Ordinary Shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of the Ordinary Shares. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of Ordinary Shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of the Ordinary Shares, it may not increase the market price of the Ordinary Shares in proportion to the reduction in the number of Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If the Share Consolidation is effected and the market price of the Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of the Share Consolidation. Furthermore, the liquidity of the Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after the Share Consolidation. Accordingly, the Share Consolidation may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued upon the Share Consolidation. Upon approval of this Proposal, the directors will be authorized to round up any fractions of Ordinary Shares as a result of the Share Consolidation at participant level.

Effects of the Share Consolidation

Authorized Shares and Unissued Shares

At the time the Share Consolidation is effective, our authorized but unissued Ordinary Shares, will be consolidated at the ratio between one (1)-for-five (5) and one (1)-for-fifty (50), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Issued and Outstanding Shares

The Share Consolidation will also consolidate the number of issued and outstanding Ordinary Shares at the ratio between one (1)-for-five (5) and one (1)-for-fifty (50), accompanied by a corresponding increase in the par value of the Ordinary Shares, with the exact ratio to be set at a whole number within this range, to be determined by the Board.

Each shareholder’s proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of the Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding the Share Consolidation.

Procedure for Implementing the Share Consolidation

As soon as practicable after the effective date of the Share Consolidation, the Company’s shareholders will be notified that the Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, Vstock Transfer LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Ordinary Shares in exchange for certificates representing post-consolidation Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect the Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE
SHAREHOLDERS VOTE “FOR” THIS PROPOSAL ONE.

PROPOSAL TWO

ADOPTION OF AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

General

We are proposing, it is resolved as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, to reflect the Share Consolidation.

Potential Effects

If shareholders approve this proposal, the adoption of the amended and restated memorandum and articles of association will become effective on the Effective Date of the Share Consolidation to be determined by the Board (see Proposal One).

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of not less than two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL TWO.

PROPOSAL THREE

ADJOURNMENT OF THE MEETING TO A LATER DATE OR DATES, IF NECESSARY, TO PERMIT FURTHER SOLICITATION AND VOTE OF PROXIES IN THE EVENT THAT THERE ARE INSUFFICIENT VOTES FOR, OR OTHERWISE IN CONNECTION WITH, THE APPROVAL OF ALL THE RESOLUTIONS CONTEMPLATED BY PROPOSAL ONE AND PROPOSAL TWO.

We are proposing, it is resolved as an ordinary resolution, to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve Proposals One and Two.

Proposal Three, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If Proposal Three is not approved by our shareholders, the chairman of the Meeting may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One and Proposal Two.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for Proposal Three, which is considered a routine matter.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE
SHAREHOLDERS VOTE “FOR” THIS PROPOSAL THREE.

OTHER MATTERS

As of the date of this Proxy Statement, the Board has no knowledge of any business which will be presented for consideration at the Meeting other than the adoption of the Share Consolidation, the adoption of Second Amended and Restated Memorandum and Articles of Association and the Adjournment Proposal, if necessary.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

Date: September 5, 2025	By Order of the Board of Directors

/s/ Leung Chun Yip
Leung Chun Yip
Chief Executive Officer